UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-55898

SSB Bancorp, Inc.
(Exact name of registrant as specified in its charter)

8700 Perry Highway, Pittsburgh, PA 15237; (412) 837-6955
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	⌧ (1)
Rule 12g-4(a)(2)	◻
Rule 12h-3(b)(1)(i)	⌧ (2)
Rule 12h-3(b)(1)(ii)	◻
Rule 15d-6	◻

(1)	SSB Bancorp, Inc., a bank holding company, is relying on Securities Exchange Act of 1934 Section 12(g)(4) to terminate its duty to file reports with respect to the class of securities described above.
(2)
SSB Bancorp, Inc. is suspending its reporting obligations under Securities Exchange Act Section 15(d) pursuant to no-action letters granted by the Commission (e.g., Greer Bancshares, Incorporated (March 4, 2015)).

Approximate number of holders of record as of the certification or notice date: 111

Pursuant to the requirements of the Securities Exchange Act of 1934, SSB Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 12, 2021	By:	/s/ J. Daniel Moon, IV
J. Daniel Moon, IV
President and Chief Executive Officer